December 30, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Epiphany Funds,  File Nos. 811-21962 and 333-138045

Ladies and Gentlemen:

On behalf of Epiphany Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 12 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933 to update disclosure regarding the FFV Focused Fund, which was renamed and will be managed under a new investment strategy by a new sub-adviser.

If you have any questions, please contact Marc Collins at (513) 352-6774.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP